Registrant	Assets as of September 30, 2018 (in thousands)	Minimum Required Bond Amount
Madison Funds	$1,981,686	$1,500,000
Ultra Series Fund	$1,858,541	$1,500,000
Madison Covered Call and Equity Strategy Fund	$157,149	$600,000
Total Required Bond		$3,600,000
Total Amount of Joint Bond		$5,000,000